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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

InSight Health Services Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45766Q 10 1
(CUSIP Number)

Eliza W. Fraser, Esq.
GE Fund
3135 Easton Turnpike
Fairfield, Connecticut 06431
(203) 373-2442
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
 Linda L. Curtis, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7000

September 24, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  / /.

(Continued on following pages)

(Page 1 of 2 Pages)

SCHEDULE 13D
CUSIP No. 45766Q 10 1	Page 2 of 2 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (I.R.S. # 22-2621967)	GE Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / /
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,307,224 shares (See Item 5(a))
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,307,224 shares (See Item 5(a))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,307,224 shares (See Item 5(a))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% of Common Stock (See Item 5(a))

14	TYPE OF REPORTING PERSON*	CO

    This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Schedule 13D filed on behalf of GE Fund, a New York corporation (the "Fund" or the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on July 5, 2001 (the "Original Schedule 13D") relating to the Common Stock, $0.001 par value per share ("Common Stock"), of InSight Health Services Corp., a Delaware corporation ("InSight" or the "Issuer"). This Amendment No. 1 relates to the conversion by the Reporting Person of all of its shares of InSight Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock") into shares of InSight Convertible Preferred Stock, Series D, par value $0.001 per share (the "Series D Preferred Stock"). Such conversion was required pursuant to the terms of the Voting Agreement, dated as of June 29, 2001, between the Reporting Person, InSight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), which is attached as Exhibit 2 to the Original Schedule 13D and which is incorporated herein by reference. Certain capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. Except as disclosed in this Amendment No. 1, the information contained in the Original Schedule 13D has not changed as of the date hereof. Items 4, 5, 6 and 7 are hereby amended and restated as follows:

Item 4—PURPOSE OF TRANSACTION

    On September 24, 2001, upon delivery to InSight of the notices of conversion to Series D Preferred Stock (individually, a "Conversion Notice" and collectively, the "Conversion Notices") by the holders of the Series C Preferred Stock and the holders of InSight Convertible Preferred Stock, Series B, par value $0.001 per share (the "Series B Preferred Stock"), respectively, all of the outstanding shares of Series C Preferred Stock and all of the outstanding shares of Series B Preferred Stock were automatically converted into shares of Series D Preferred Stock. In addition, upon such conversion, the board of Insight was automatically increased by six (the "Conversion Directors") pursuant to the terms of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight (the "Series D Certificate of Designation," which is incorporated herein by reference to the Issuer's 10-K, filed with the SEC on October 14, 1997). The Series D Certificate of Designation provides that, immediately following delivery of the Conversion Notices, the holders of the Series D Preferred Stock shall have the right to elect all of such new directors. In its Conversion Notice, the Fund stated that the delivery of the Conversion Notice shall not be deemed to constitute an election by the Fund of any Conversion Directors. The Fund holds the Series D Preferred Stock for investment purposes in the ordinary course of business, and not with the purpose of changing control of InSight. However, the Fund (i) has reserved any rights it may have to elect any Conversion Directors in the future and (ii) has agreed to defer any such election or appointment until such time as the holders of 66 2/3% of the shares of Series D Preferred Stock agree to commence such election or appointment.

    The Fund may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to InSight or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, the Fund has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5—INTEREST IN SECURITIES OF THE ISSUER

    (a) The Fund is the beneficial owner of 130,722.4 shares of the Series D Preferred Stock, representing approximately 20.7% of the outstanding Series D Preferred Stock. The 130,722.4 shares of Series D Preferred Stock are convertible into 1,307,224 shares of Common Stock, which number is subject to adjustment under various circumstances. Such 1,307,224 shares of Common Stock would represent approximately 30.3% of the total number of shares of Common Stock of InSight that, as a result of the issuance of the foregoing shares, would be outstanding, based on 3,011,656 shares of Common Stock represented by InSight as outstanding as of June 29, 2001.

    (b) The Fund has shared voting and investment power with respect to the securities that are the subject of this 13D, which power is shared pursuant to the Voting Agreement.

    (c) Effective September 24, 2001, as required by the Voting Agreement, the Fund converted all of the 10,948 shares of Series C Preferred Stock that it owned into 130,722.4 shares of Series D Preferred Stock pursuant to the terms of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C, of InSight (the "Series C Certificate of Designation"), which is incorporated herein by reference to the Issuer's 10-K, filed with the SEC on October 14, 1997.

    (d) No other person is known to the Fund to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Amendment No. 1 to the Schedule 13D.

    (e) Not applicable.

ITEM 6—CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    On July 29, 2001, InSight, Parent and Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Acquisition with and into InSight, with InSight continuing as the surviving corporation, and that each outstanding share of Common Stock of InSight, other than those shares owned by certain officers of InSight, will be converted into the right to receive $18.00 per share in cash.

    Simultaneously with the execution of the Merger Agreement, the Fund entered into a Voting Agreement with Parent and Acquisition. A copy of the Voting Agreement is attached as Exhibit 2 to the Original Schedule 13D and is incorporated herein by reference.

    Under the terms of the Voting Agreement, (i) the Fund, on September 24, 2001, converted all of the Series C Preferred Stock that it owned into 130,722.4 shares of Series D Preferred Stock, (ii) the Fund agreed to vote in favor of the Merger and the adoption of the Merger Agreement, and (iii) the Fund agreed to convert all of the aforementioned 130,722.4 shares of Series D Preferred Stock into shares of Common Stock immediately prior to the effective time of the Merger.

    The Fund has also agreed to grant an irrevocable proxy to Parent and to appoint Parent as its attorney-in-fact to vote its Series D Preferred Stock in favor of the Merger and the adoption of the Merger Agreement. In addition, the Fund agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the equity securities of InSight owned by it, (ii) enter into any voting arrangement or understanding other than the Voting Agreement, or (iii) take any action that could make any of its representations or warranties in the Voting Agreement untrue or incorrect or could have the effect of preventing or disabling the Fund from performing any of its obligations. Moreover, the Fund agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (as defined in the Merger Agreement). The Voting Agreement terminates upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

    The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached to the Original Schedule 13D as Exhibit 2 and which is incorporated herein by reference.

Item 7—MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit
1.	Voting Agreement, dated as of June 29, 2001, incorporated herein by reference to the Schedule 13D to which this Amendment No. 1 relates, filed by the Reporting Person on July 5, 2001.
2.	Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C, of InSight, dated as of October 14, 1997, incorporated herein by reference to the Issuer's 10-K, filed with the Securities and Exchange Commission on October 14, 1997.
3.	Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight, dated as of October 14, 1997, incorporated herein by reference to the Issuer's 10-K, filed with the Securities and Exchange Commission on October 14, 1997.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2001

GE FUND
By:	/s/ ELIZA FRASER
Name: Eliza Fraser, Esq. Title: Counsel

Schedule I
GE Fund

Directors	Officers
William J. Conaty — Chairman	Joyce Hergenhan — President
Pamela Daley	Michael J. Cosgrove — Treasurer
Benjamin W. Heineman, Jr.	Jean Collier — Comptroller
Joyce Hergenhan	Eliza W. Fraser — Counsel
Henry A. Hubschman	Gisele Hill — Secretary
Keith S. Sherin
Lloyd G. Trotter

Name	Present Business Address	Present Principal Occupation
J. Collier	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Program Manager — Corporate Contributions — GE Fund
W. J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President — Human Resources — GE
M. J. Cosgrove	GE Asset Management 3003 Summer Street P.O. Box 7900 Stamford, CT 06905	Director — GE Asset Management
P. Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President and Senior Counsel — Transactions — GE
E. W. Fraser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Associate Corporate Counsel — GE
B. W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President, General Counsel and Secretary — GE
J. Hergenhan	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Vice President — GE and President — GE Fund
G. Hill	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Secretary — GE Fund

H. A. Hubschman	GE Capital Aviation Services 201 High Ridge Road Stamford, CT 06927	President — GE Capital Aviation Services
K. S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06431	Senior Vice President — Finance — GE
L. G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062	President — GE Industrial Systems

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SIGNATURE
Schedule I GE Fund